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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                                CHICO'S FAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   168615 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                           2700 Bank of America Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


     Various dates between June 1, 2002 and June 30, 2002 (see Exhibit A)
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 11 Pages)


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                                  SCHEDULE 13D

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CUSIP NO.     168615 10 2                             PAGE    2    OF  11  PAGES
          ---------------------                            ------     ----
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--------- ----------------------------------------------------------------------

          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1      RODIN, LTD.
--------- ----------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)      [X]
   2                                                           (b)      [ ]
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY
--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS*

   4      NOT APPLICABLE
--------- ----------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                [ ]

   5
--------- ----------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      TEXAS LIMITED PARTNERSHIP
----------------------- ------- ------------------------------------------------

                                SOLE VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY     7     -0-
EACH REPORTING PERSON   ------- ------------------------------------------------
         WITH
                                SHARED VOTING POWER

                          8     1,826,838
                        ------- ------------------------------------------------

                                SOLE DISPOSITIVE POWER

                          9     -0-
                        ------- ------------------------------------------------

                                SHARED DISPOSITIVE POWER

                          10    1,826,838
----------------------- ------- ------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     1,826,838
--------- ----------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
   12
--------- ----------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     4.5%
--------- ----------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

   14     PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO.     168615 10 2                             PAGE   3    OF  11  PAGES
          ---------------------                            ------     ---
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--------- ----------------------------------------------------------------------

          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1      KLEE & CO., L.L.C.
--------- ----------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  [X]
   2                                                                    (b)  [ ]
--------- ----------------------------------------------------------------------

          SEC USE ONLY
   3
--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS*

   4      NOT APPLICABLE
--------- ----------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
   5
--------- ----------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      TEXAS LIMITED LIABILITY COMPANY
----------------------- ------- ------------------------------------------------

   NUMBER OF SHARES             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     7     -0-
         WITH           ------- ------------------------------------------------

                                SHARED VOTING POWER

                          8     1,826,838
                        ------- ------------------------------------------------

                                SOLE DISPOSITIVE POWER

                          9     -0-
                        ------- ------------------------------------------------

                                SHARED DISPOSITIVE POWER

                          10    1,826,838
--------- ----------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     1,826,838
--------- ----------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
   12
--------- ----------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     4.5%
--------- ----------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

   14     CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


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CUSIP NO.     168615 10 2                             PAGE   4    OF  11  PAGES
          ---------------------                            ------     ---
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          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1      HELENE B. GRALNICK
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
                                                                         (a) [X]
   2                                                                     (b) [ ]
--------- ----------------------------------------------------------------------

          SEC USE ONLY
   3
--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS*

   4      NOT APPLICABLE
--------- ----------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
   5
--------- ----------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      U.S.A.
----------------------- ------- ------------------------------------------------


   NUMBER OF SHARES             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     7     375,000 (1)
         WITH           ------- ------------------------------------------------

                                SHARED VOTING POWER

                          8     1,826,838
                        ------- ------------------------------------------------

                                SOLE DISPOSITIVE POWER

                          9     375,000 (1)
                        ------- ------------------------------------------------

                                SHARED DISPOSITIVE POWER

                          10    1,826,338
----------------------- ------- ------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     2,201,838
--------- ----------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                             [ ]
   12
--------- ----------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     5.4%
--------- ----------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

   14     IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


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CUSIP NO.     168615 10 2                             PAGE   5    OF  11  PAGES
          ---------------------                            ------     ---
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                             NOTES TO PRECEDING PAGE

         (1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

                                 SCHEDULE 13D


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CUSIP NO.     168615 10 2                             PAGE   6    OF  11  PAGES
          ---------------------                            ------     ---
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--------- ----------------------------------------------------------------------

          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1      MARVIN J. GRALNICK
--------- ----------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [X]
   2                                                                    (b) [ ]
--------- ----------------------------------------------------------------------

          SEC USE ONLY
   3
--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS*

   4      NOT APPLICABLE
--------- ----------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
   5
--------- ----------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      U.S.A.
----------------------- ------- ------------------------------------------------

   NUMBER OF SHARES             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     7     1,155,000 (1)
         WITH           ------- ------------------------------------------------

                                SHARED VOTING POWER

                          8     1,826,838
                        ------- ------------------------------------------------

                                SOLE DISPOSITIVE POWER

                          9     1,155,000 (1)
                        ------- ------------------------------------------------

                                SHARED DISPOSITIVE POWER

                          10    1,826,838
--------- ----------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     2,981,838
--------- ----------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                             [ ]
   12
--------- ----------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     7.3%
--------- ----------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

   14     IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


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CUSIP NO.     168615 10 2                             PAGE   7    OF  11  PAGES
          ---------------------                            ------     ---
---------------------------------------- ---------------------------------------


                             NOTES TO PRECEDING PAGE

         (1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

                                  SCHEDULE 13D

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CUSIP NO.     168615 10 2                             PAGE   8    OF  11  PAGES
          ---------------------                            ------     ---
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         This Statement constitutes Amendment No. 8 to previously filed
Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership ("Gralnick Industries"), the Helene B. Gralnick Trust Agreement (the "Helene B. Gralnick Trust") and Helene B. Gralnick, individually.

         2. Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership ("Gralnick Enterprises"), the Marvin J. Gralnick Trust Agreement (the "Marvin J. Gralnick Trust") and Marvin J. Gralnick, individually.

         3. Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee.

         4. Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership ("Rodin"), Klee & Co., L.L.C., a Texas limited liability company ("Klee"), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership ("Captiva"), and Sartre Partners, Ltd, a Texas limited partnership.

         5. Amendment No. 3 to Schedule 13D filed on August 23, 2000 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

         6. Amendment No. 4 to Schedule 13D filed on February 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

         7. Amendment No. 5 to Schedule 13D filed on October 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

         8. Amendment No. 6 to Schedule 13D filed on February 11, 2002 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

         9. Amendment No. 7 to Schedule 13D filed on July 2, 2002 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.


         Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend the Schedule 13D as follows:

SCHEDULE 13D                                                  PAGE 9 OF 11 PAGES



ITEM 4            PURPOSE OF TRANSACTION.

         All of the transactions occurring in June 2002 and described in Item 5 below were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned, Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.


ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

         Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the "Rodin Agreement"). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. - 83.043 Units, Marvin J. Gralnick - 4,093.270 Units, Helene B. Gralnick - 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick - 34.39 Units in the aggregate.

         Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene
B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin
J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 1,826,838 shares of the Common Stock of the Issuer held by Rodin as of June 30, 2002. Such shares represent 4.5 % of the total outstanding shares of the Common Stock of the Issuer as of such date.

         In addition, Helene B. Gralnick has the option to acquire 375,000 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 5.4% of the total outstanding shares of the Common Stock of the Issuer as of June 30, 2002.

         In addition, Marvin J. Gralnick has the option to acquire 1,155,000 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 7.3% of the total outstanding shares of the Common Stock of the Issuer as of June 30, 2002.

         In January 2002, Rodin, Ltd. entered into a Rule 10b5-1 Trading Plan (the "January 2002 Trading Plan") pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. Under the January 2002 Trading Plan, as adjusted to reflect the Issuer's 3-for-2 stock split distributed on January 18, 2002 (the "Stock Split"), Rodin instructed Wachovia Securities, as its

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SCHEDULE 13D                                                 PAGE 10 OF 11 PAGES



agent, to sell up to 825,000 shares of the Common Stock of the issuer between January 10, 2002 and June 18, 2002, in accordance with the terms, conditions and restrictions set forth in the January 2002 Trading Plan. As adjusted to reflect the Stock Split, the terms and conditions of the January 2002 Trading Plan contemplated a minimum sale price of $22.67 and the sale on each applicable trading day of 7,500 shares of the Common Stock (with carryover to later days for any shortfall).

         In June 2002, Rodin, Ltd. entered into a new Rule 10b5-1 Trading Plan (the "June 2002 Trading Plan") pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. Under the June 2002 Trading Plan, Rodin instructed Wachovia Securities, as its agent, to sell up to 1,228,500 shares of the Common Stock of the issuer between June 28, 2002 and December 12, 2002, in accordance with the terms, conditions and restrictions set forth in the June 2002 Trading Plan. The terms and conditions of the June 2002 Trading Plan contemplated a minimum sale price of $33.00 (proportionately adjusted for stock splits, reverse stock splits, stock dividends and changes in capitalization) and the sale on each applicable trading day of 10,500 shares of the Common Stock (with proportionate adjustments for stock splits, reverse stock splits, stock dividends and changes in capitalization and with carryover to later days for any shortfall).

         Rodin, Ltd. sold 100,500 shares of the Common Stock of the Issuer between June 1, 2002 and June 30, 2002 (inclusive), of which 90,000 were sold pursuant to the January 2002 Trading Plan and 10,500 were sold pursuant to the June 2002 Trading Plan. Exhibit A to this Amendment No. 8 lists the number of shares sold for each week during that period, along with the weighted average sales price for shares sold during each week.

         This Amendment No. 8 to Schedule 13D does not reflect any sale transactions pursuant to the June 2002 Trading Plan that may have occurred after June 30, 2002. Such transactions will be reported by further amendment to this
Schedule 13D when the aggregate amount of additional shares sold pursuant to the June 2002 Trading Plan results in a material change in the number of shares beneficially owned by the reporting persons.

         This Amendment No. 8 does not reflect the effect of the 2-for-1 stock split to be distributed on July 29, 2002.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See "Item 5 Interest in Securities of the Issuer" for information regarding the Rodin Agreement.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Transactions in Chico's FAS, Inc. Common Stock -
                           June 2002

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2002
                                   RODIN, LTD.

                                   By:      Klee & Co., L.L.C.,
                                            General Partner



                                   By:      /s/ Marvin J. Gralnick
                                       ----------------------------------------
                                            Marvin J. Gralnick, Manager


                                   By:      /s/ Helene B. Gralnick
                                       ----------------------------------------
                                            Helene B. Gralnick, Manager


                                   KLEE & CO., L.L.C.


                                   By:      /s/ Marvin J. Gralnick
                                       ----------------------------------------
                                            Marvin J. Gralnick, Manager


                                   By:      /s/ Helene B. Gralnick
                                       ----------------------------------------
                                            Helene B. Gralnick, Manager


                                            /s/ Helene B. Gralnick
                                       ----------------------------------------
                                            Helene B. Gralnick, Individually


                                            /s/ Marvin J. Gralnick
                                       ----------------------------------------
                                            Marvin J. Gralnick, Individually